Mail Stop 3561

      	April 6, 2006


Via U.S. Mail

Keith D. Browning
President
Carmax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400
Richmond, VA  23238

Re: 	Carmax Auto Funding LLC
	Registration Statement on Form S-3
	Filed March 10, 2006
	File No. 333-132357

Dear Mr. Browning:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrases noted above.

Prospectus Supplement
Summary of the Notes and the Transaction Structure, page S-7
General
5. Please revise to identify any events that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.
6. We note your disclosure on page 16 of the base prospectus that you contemplate using a prefunding period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) as applicable.


Credit Enhancement, page S-11
7. We note your disclosure on page 31 of the base prospectus that credit enhancement or support may be provided by other parties. Please revise to provide form of disclosure in brackets identifying credit enhancement providers referenced in Items 1114(b) and 1115 and summarize the protection or support provided. Please refer to 1103(a)(3)(ix) of Regulation AB.

Servicing and Servicer Compensation, page S-14
8. Please identify from what source the servicer fee will be paid. Refer to Item 1103(a)(7) of Regulation AB.

The Sponsor, page S-19
9. We note your disclosure that CarMax Business Services has
sponsored "multiple securitizations."   Please expand to provide
more
disclosure on the sponsor`s relevant experience.  Refer to Item
1104(c) of Regulation AB.

Static Pool Information About Previous Securitizations, page S-25
10. Please add to the base prospectus your intention to provide static pool information on an Internet website. Refer to Rule
312(a)(1) of Regulation S-T.

Description of the Notes, page S-33
Credit Enhancement, page S-35
11. Please add bracketed language here, or in an appropriate section, to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if applicable.
We note your disclosure on page 31 of the base prospectus.
12. We note that you may enter into interest rate or currency swaps.
In an appropriate section, please add form of disclosure in brackets to indicate that you will provide all of the information required by
Item 1115 of Regulation AB.

Annex I, page S-57
13. Please incorporate the Annex into the text to remove any misunderstanding that it is not part of the prospectus or supplement.


Base Prospectus
Important Notice About Information, Page 1
14. We note your disclosure that if the information in this prospectus varies from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Credit or Cash Flow Enhancement, page 3
15. Please delete "other derivative instruments" and "other agreements with respect to third party payments or other support." All forms of credit enhancement or derivatives should be described in the base prospectus.

The Depositor and Seller, page 15
16. Please revise to identify the name of the "Depositor and Seller" here.

The Receivables, page 17
17. We note that the receivables may have a variable interest rate.
Please confirm to us that in no eventuality will the receivables have an index which is not an index of interest rates for debt, e.g. a commodities or stock index.
18. We note that different credit criteria may be used and that the receivables may vary significantly from those of the receivables transferred to the trust on the closing date. Please revise to disclose the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding or revolving period, including a description of any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Use of Proceeds, page 20
19. We note your last bullet that the net proceeds from the sale will be applied "for any other purposes specified in the prospectus supplement." Please tell us what other purposes you might contemplate.
20. If expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds, please confirm that you will provide disclosure of the amount included. Refer to Item 1107(j) of Regulation AB.

Floating Rate Notes, page 21
21. We note your second paragraph that you may use "another rate or rates set forth in the prospectus supplement." Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Credit and Cash Flow Enhancement, page 31
22. We note that you may use various types of credit enhancement. Please expand this section to provide a brief description of each type of credit enhancement you contemplate.
23. Please delete the phrases "other interest rate protection agreements" and "other agreements with respect to third party payments or other support," here and throughout the prospectus and supplement. All types of contemplated credit support or derivatives should be described in the prospectus.  Alternatively, please tell us
how these additional arrangements would meet the definition of an asset backed security. Refer to Section III.A.2.a. of the Regulation
AB Adopting Release (Release No. 33-8518; 34-50905) and Items 1114 and 1115 of Regulation AB.
24. Furthermore, please confirm that in any case, a swap agreement will not be based on anything other than an index for interest or currency or tell us how the agreement would meet the definition of an asset backed security.
25. We note that the disclosure in the spillover paragraph on page
32
that indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series.
Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,



      	Susan Block
      	Attorney-Advisor


cc:	Peter E. Kane, Esq.
	McGuire Woods LLP
	Fax:  804.698.2070
Keith D. Browning
Carmax Auto Funding LLC
April 6, 2006
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